EXHIBIT 12.1

Ratio of Earnings to Fixed Charges Worksheet

	Six months ended June 30,
Ratio of Earnings to Fixed Charges (1)	2006	2005	2005	2004	2003	2002	2001
	(unaudited)	(unaudited)
Fixed Charges:
Interest on debt and capitalized leases	$41	$3	$40	$3,708	$6,672	$3,151	$4,315
Capitalized interest	—	—	—	—	—	—	—
Amortization of debt premium, discount and expense	185	374	565	1,663	2,767 (2)	310	1,208	(3)
Interest element of rentals (estimated at 30%)	600	570	1,200	1,560	1,500	1,650	1,620

Total Fixed Charges	826	947	1,805	6,931	10,939	5,111	7,143

Preferred Dividends:
Preferred dividends	3,250	2,750	6,100	3,178	—	—	—

Gross up to pretax based on 0% effective tax rate	—	—	—	—	—	—	—

Total Fixed Charges plus Preferred Dividends	$4,076	$3,697	$7,905	$10,109	$10,939	$5,111	$7,143

Earnings:
Income (loss) from continuing operations before income taxes	2,165	473	(1,226)	(34,982)	(19,095)	(19,919)	6,442
Addback:
Amortization of capitalized interest	—	—	—	—	—	—	—
Fixed charges	826	947	1,805	6,931	10,939	5,111	7,143

Subtotal Earnings	2,991	1,420	579	(28,051)	(8,156)	(14,808)	13,585
Less: Capitalized interest	—	—	—	—	—	—	—

Total Earnings	$2,991	$1,420	$579	$(28,051)	$(8,156)	$(14,808)	$13,585

Ratio of Earnings to Fixed Charges	3.6	1.5	0.3	(4.1)	(0.7)	(2.9)	1.9

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	0.7	0.4	0.1	(2.8)	(0.7)	(2.9)	1.9

(Deficiency of) Earnings to Cover Combined Fixed Charges and Preferred Dividends	$(1,085)	$(2,277)	$(7,326)	$(38,160)	$(19,095)	$(19,919)	$6,442

Interest on Rentals Worksheet
	Six months ended June 30,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)	(unaudited)
A. Rental expense	$2,000	$1,900	$4,000	$5,200	$5,000	$5,500	$5,400
B. Company Interest Factor (30%)	0.3	0.3	0.3	0.3	0.3	0.3	0.3

A. X B.	$600	$570	$1,200	$1,560	$1,500	$1,650	$1,620

(1)	For purposes of determining the ratio of earnings to combined fixed charges and preferred dividends and the deficiency of earnings to cover combined fixed charges and preferred dividends, “earnings” includes pre-tax income (loss) adjusted for fixed charges and preferred dividends. “Fixed charges” consist of interest expensed and capitalized, amortization of deferred financing charges, and that portion of operating lease rental expense (deemed to be 30% of rental expense) representative of interest.
(2)	Includes $665,000 in debt offering costs charged to expense in connection with the debt restructuring.
(3)	Includes $782,000 in debt offering costs charged to expense in connection with the debt restructuring.